Filed Pursuant to Rule 424(b)(3)
Registration No. 333-111674
PROSPECTUS SUPPLEMENT NO. 3
Dated May 20, 2005
(To Prospectus Dated September 15, 2004, as supplemented
by Prospectus Supplement No. 1 dated October 12, 2004
and Prospectus Supplement No. 2 dated April 6, 2005)

Hartman Commercial Properties REIT
1450 West Sam Houston Parkway North, Suite 100
Houston, Texas 77043-3124
(713) 467-2222

Maximum Offering of 11,000,000 Common Shares of Beneficial Interest
Minimum Offering of 200,000 Common Shares of Beneficial Interest
Minimum Purchase of 100 Shares ($1,000) in Most States

This document supplements, and should be read in conjunction with, the prospectus of Hartman Commercial Properties REIT dated September 15, 2004, as previously supplemented by Supplement No. 1 thereto dated October 12, 2004 and Supplement No. 2 thereto dated April 6, 2005. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purposes of this Prospectus Supplement are as follows:

(1)	to update the status of our offering of common shares of beneficial interest in Hartman Commercial Properties REIT;

(2)	to advise you of a recent change in our board of trustees and management;

(3)
to provide you with a copy of certain portions of our Proxy Statement for our 2005 Annual Meeting of Shareholders to be held on June 3, 2005, as filed with the Securities and Exchange Commission on April 29, 2005, which amend and supplement certain information contained in the prospectus, as further described herein; and

(4)
to provide you with a copy of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 13, 2005, which amends and supplements certain information contained in the prospectus, as further described herein.

Any statement contained in the prospectus shall be deemed to be modified or superseded to the extent that information in this prospectus supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the prospectus except as modified or superseded by this prospectus supplement.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, as supplemented. This prospectus supplement is qualified by reference to the prospectus, as supplemented, except to the extent that information contained in this prospectus supplement supersedes the information contained therein. Capitalized terms used and not defined herein shall have the meanings given to them in the prospectus.
____________________________

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus, as supplemented, is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common shares involves a high degree of risk. You should purchase common shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 17 of the attached prospectus for a discussion of these risks.
____________________________

The date of this Prospectus Supplement is May 20, 2005

Status of the Offering

Our Registration Statement on Form S-11 (SEC File No. 333-111674) was declared effective by the SEC on September 15, 2004 with respect to the Public Offering described in the prospectus of up to 10,000,000 shares of the Company’s common stock to the public at a price of $10 per share, plus up to 1,000,000 shares available for sale pursuant to our dividend reinvestment plan, to be offered at a price of $9.50 per share, and the Company commenced the Public Offering on such date.

The 10,000,000 shares offered to the public in the Public Offering are being offered to investors on a best efforts basis, which means that the broker-dealers participating in the offering are only required to use their best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares.

As of December 31, 2004, no shares had been issued pursuant to the Public Offering, because its terms provided that the Company would not admit new shareholders pursuant to the Public Offering, or receive any proceeds therefrom, until subscriptions aggregating at least $2,000,000 (200,000 shares) were received and accepted by the Company, not including shares sold to residents of either New York or Pennsylvania. As of December 31, 2004, we had received and accepted subscriptions for a total of 147,432 shares for gross offering proceeds of $1,474,320 held in escrow as of such date.

As of May 13, 2005, we had accepted subscriptions for 660,192 shares and, accordingly, 660,192 shares had been issued pursuant to the Public Offering as of such date with gross offering proceeds received of $6,600,585  (based on the Public Offering price of $9.50 per share for 2,670 shares sold pursuant to our dividend reinvestment plan and $10.00 per share for the remaining 657,522 shares).  After subtracting offering expenses of $712,186 (including $547,805 in selling commissions, dealer manager fees and discounts, $164,381 in offering expenses incurred payable to the Management Company and $131,504 in acquisition fees incurred payable to the Management Company), net proceeds were $5,756,895.

$2,250,000 of these proceeds were applied to reduce our balance under our line of credit with Union Planters Bank, N.A. This revolving loan agreement, under which the full balance is due for repayment June 30, 2005, provides for interest at a rate, adjusted monthly, of either (at our option) 30-day LIBOR plus 225 basis points, or Union Planter’s Bank, N.A.’s prime rate less 50 basis points, with either rate subject to a floor of 3.75% per annum. The current effective interest rate is 5.37% per annum. The remaining net proceeds of $3,506,895 were allocated to working capital and funds available for investment.

The subscriptions accepted through May 13, 2005 included subscriptions for an aggregate of 11,840 shares from three of the Company’s independent trustees. As discussed in the “Plan of Distribution” section of our Prospectus dated September 15, 2004 at page 140, these subscriptions were at a discounted price of $9.05 per share, reflecting the fact that selling commissions in the amount of $0.70 per share and dealer manager fees in the amount of $0.25 per share were not payable in connection with such sales. Accordingly, the net proceeds to us from such sales made net of commissions were substantially the same as the net proceeds we receive from other sales of shares. The subscription price for these shares was paid through the trustees’ assignment to the Company of their right to receive accrued and unpaid trustee fees in the aggregate amount of $107,150.

Recent Changes in the Company’s Management

On April 26, 2005, Robert W. Engel tendered his resignation as the Chief Financial Officer, and a member of the Board of Trustees, of the Company. Mr. Engel resigned from his positions with the Company in order to pursue other professional opportunities.

Effective April 27, 2005, the Board of Trustees appointed Terry L. Henderson, Chief Financial Officer of the Management Company, to the position of Chief Financial Officer of the Company, and as a Trustee to fill the unexpired portion of Mr. Engel’s term on the Board (which expires at the Company’s 2005 Annual Meeting of Shareholders). The Board also nominated Mr. Henderson for election as a Trustee of the Company at the 2005 Annual Meeting.

Updated Information from the Proxy Statement for Our 2005 Annual Meeting of Shareholders

Presented below, on pages S-3 through S-9 of this prospectus supplement is certain information excerpted from our proxy statement for the Company’s 2005 Annual Meeting of Shareholders, to be held on June 3, 2005, which updates specified portions of our Prospectus dated September 15, 2004 (as amended by our Prospectus Supplement No. 1 dated October 12, 2004 and Prospectus Supplement No. 2 dated April 6, 2005), in each case as noted below.

The following principal occupation and other information about our executive officers and nominees for election as trustees from our proxy statement for the Company’s 2005 Annual Meeting updates the biographical information for our trustees and executive officers presented under the heading “Executive Officers and Trustees” on pages 46 and 47 of our Prospectus dated September 15, 2004:

Allen R. Hartman, age 53, has been our president, secretary and a member of our board of trustees since our formation in 1998. He is also the sole limited partner of our advisor and property manager, Hartman Management, L.P. (“Hartman Management”), as well as the president, secretary, sole trustee and sole shareholder of the general partner of Hartman Management. Since 1984, Mr. Hartman, as an individual general partner, has been the sponsor of 17 private limited and general partnerships that have invested in commercial real estate in Houston, San Antonio and Dallas, Texas. Mr. Hartman has over 30 years of experience in the commercial real estate industry. From 1978 to 1983, Mr. Hartman owned and operated residential rental properties. From 1972 to 1978, Mr. Hartman worked as an independent contractor in the real estate construction industry. In 1978, Mr. Hartman formed Hartman Investment Properties (a Texas sole proprietorship) to develop, acquire, manage, and lease commercial real estate ventures.

Terry L. Henderson, age 54, has been our Chief Financial Officer and a member of our board of trustees since April 27, 2005, when he was appointed by the board of trustees to replace Robert W. Engel, who resigned those positions effective April 26, 2005. Mr. Henderson has been the Chief Financial Officer of Hartman Management since 2003. Mr. Henderson is a Certified Public Accountant and a member of various professional CPA organizations. He holds a Bachelor of Business Administration in Accounting from Texas Tech University. Prior to joining Hartman Management, Mr. Henderson was the Chief Financial Officer for Senterra Real Estate Group in Houston, Texas from 1990 to 2003.

Chand Vyas, age 60, has been a member of our board of trustees since 2002. Mr. Vyas is the Chairman and Chief Executive Officer of EPS Technology, a global information technology and business process outsourcing company that he founded in 2000. From 1982 until 1998, Mr. Vyas served as Chief Executive Officer of Ziegler Coal Holding Company, where he led a buyout of Ziegler from its parent company, Houston Natural Gas, in 1985. In subsequent years, under Mr. Vyas’ leadership, Ziegler grew many fold through acquisitions including the purchase of Old Ben Coal from British Petroleum as well as Shell Mining Company from Shell Oil. Ziegler Coal Holding Company went public in 1994 with the largest initial public offering underwritten during that year’s third quarter.

Jack L. Mahaffey, age 73, has been a member of our board of trustees since 2000. Mr. Mahaffey served as the President of Shell Mining Co. from 1984 until 1991. Since his retirement in 1991, Mr. Mahaffey has managed his personal investments. Mr. Mahaffey graduated from Ohio State University with a B.S. and M.S. in Petroleum Engineering and served in the United States Air Force. He is a former board member of the National Coal Association and the National Coal Council.

Samuel C. Hathorn, age 62, has been a member of our board of trustees since 2000. Mr. Hathorn has been in the home building and land development business for over thirty years. He has held both divisional and senior management positions with three different large publicly held home builders/developers during his real estate career. For the last twenty-one years, Mr. Hathorn has been a senior executive with Weyerhaeuser Real Estate Company (WRECO), a wholly owned subsidiary of Weyerhaeuser Company (NYSE). Since 1984, Mr. Hathorn has been President and Chief Executive Officer of Trendmaker Homes, the Houston, Texas based home building and land development subsidiary of WRECO. Mr. Hathorn is a licensed C.P.A. in the State of California and holds a Bachelor of Science degree in accounting. He currently serves as a director of National Beverage Corp. (AMEX).

Chris A. Minton, age 68, has been a member of our board of trustees since 2000. Mr. Minton was employed by Lockheed Martin for 35 years and was a Vice-President of Lockheed’s Technology Services Group from 1993 until 1995. While employed at Lockheed, he supervised the business operations of six operating companies that employed over 30,000 people. Since his retirement from Lockheed in 1995, Mr. Minton has managed his personal investments and served as a consultant to a privately held aircraft mechanics school and to a Lockheed Martin subsidiary company. Mr. Minton graduated from Villanova University with a Bachelors Degree, and he is a licensed C.P.A. (retired status) in the State of Texas. He has been awarded the Gold Knight of Management award for achievements as a professional manager by the National Management Association.

Executive Officers

Allen R. Hartman and Terry L. Henderson currently serve as our executive officers. Mr. Hartman currently serves as our President and Secretary, while Mr. Henderson currently serves as our Chief Financial Officer. For more information regarding Mr. Hartman and Mr. Henderson, please see their biographies above.

The following information from our proxy statement for the Company’s 2005 Annual Meeting updates the information about the two permanent committees of our board of trustees presented under the headings “Committees of the Board of Trustees,” “Audit Committee” and “Conflicts Committee” on page 46 of our Prospectus dated September 15, 2004:

Our entire board considers all major decisions concerning our business, including any property acquisitions. However, our board has established committees so that certain functions can be addressed in more depth than may be possible at a full board meeting. The board of trustees has established two permanent committees, each composed solely of independent directors: the Audit Committee and the Conflicts Committee.

Audit Committee. The Audit Committee consists of Chris A. Minton, Samuel C. Hathorn, and Chand Vyas. Our board of trustees has determined that Chris A. Minton, chairman and a certified public accountant, is an “audit committee financial expert,” as defined by the rules of the SEC. The audit committee’s primary functions are to assist the board of trustees in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, overseeing and evaluating the system of internal controls which management has established, and supervising the audit and financial reporting process (including direct responsibility for the appointment, compensation and oversight of the independent registered public accounting firm engaged to perform the annual audit and quarterly reviews with respect to the Company’s financial statements). The Audit Committee has adopted a written charter approved by the board of trustees, which can be found on our website at www.hartmanmgmt.com. The information contained on our web site is not, and should not be considered to be, a part of this proxy statement. Each of the members of the Audit Committee satisfies the independence requirements of Rules 4200(a)(15) and 4350(d)(2) of the Nasdaq Stock Market, and such members are also “independent” as that term is defined in the Company’s Declaration of Trust. During the fiscal year ended December 31, 2004, the Audit Committee met four times and did not take any actions by written consent.

Conflicts Committee. The Conflicts Committee consists of Jack L. Mahaffey and Chand Vyas. The conflicts committee’s primary functions are to review specific matters that the board believes may involve conflicts of interest. The conflicts committee also determines if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or any of our affiliates (including Hartman Management). Each of the members of the Conflicts Committee is “independent” as determined under both Rule 4200(a)(15) of the Nasdaq Stock Market and the independence standards prescribed by the Company’s Declaration of Trust. During the fiscal year ended December 31, 2004, the Conflicts Committee met three times and did not take any actions by written consent.

The following information from our proxy statement for the Company’s 2005 Annual Meeting updates the information presented under the heading “Compensation of Trustees” on page 47 of our Prospectus dated September 15, 2004:

We pay our independent trustees an annual fee of $5,000, $1,000 for each meeting attended, $1,000 per quarter for attendance at board committee meetings, and $1,000 per year for attendance at meetings of the independent board members, payable (at the option of the trustee) in either cash or by issuing such trustees common shares of beneficial interest. Although we have not granted any awards under our equity compensation plans to any of our trustees, we may also grant options to purchase common shares or other incentive awards to members of the board. All trustees are reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of trustees. Trustees who are not independent, by virtue of the fact that they are officers of Hartman Management, L.P., the affiliate management company which manages all of the Company’s operations, do not receive any separate compensation for services rendered as a trustee.

The following information from our proxy statement for the Company’s 2005 Annual Meeting supplements the information presented under the heading “Management Compensation” on pages 54 through 57 of our Prospectus dated September 15, 2004:

Executive Compensation

We have no employees. Our operations are conducted by Hartman Management, L.P. and its affiliates. A description of the fees and compensation that we pay to Hartman Management, L.P. and its affiliates is found in the “Certain Transactions” section below.

Compensation Committee Interlocks and Insider Participation

The Company’s board of trustees presently does not have a compensation committee. However, during fiscal 2004, all decisions of the board of trustees concerning executive officer compensation were made solely by the independent trustees, without the participation of any officer, former officer or employee of the Company. None of our executive officers serves as a member of the board of trustees, board of directors or board compensation committee of any entity that has one or more of such entity’s executive officers serving as a member of our board of trustees.

The following information from our proxy statement for the Company’s 2005 Annual Meeting updates the information presented under the heading “Ownership of Shares” on page 58 of our Prospectus dated September 15, 2004:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of April 1, 2005, the amount of our common shares beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5.0% of the outstanding shares of common shares, (2) our trustees, (3) our executive officers, and (4) all of our trustees and executive officers as a group. The table also shows this ownership information assuming all outstanding OP Units are converted into shares of our common shares.

As of April 1, 2005, we had 7,557,189 common shares outstanding. After the conclusion of the on-going best-efforts offering (the “Offering”), assuming all 10,000,000 shares offered by the prospectus to the public and all 1,000,000 shares offered under our dividend reinvestment plan are sold, 18,010,145.86 common shares would be outstanding. As of April 1, 2005, there were also 12,946,118.26 OP Units outstanding, each convertible into our common shares of beneficial interest on a one-for-one basis. The information presented in the table below represents security ownership data as of April 1, 2005, and does not reflect any changes that may be caused by the Offering after such date.

	Number of Shares Beneficially Owned(1)(2)		Percent
Name of Beneficial Owner(3)	Actual	Assuming Conversion of All OP Units	Actual	Assuming Conversion of All OP Units

Allen R. Hartman(4)(5)	270,003.42	2,561,862.61	3.57%	26.01%
Terry L. Henderson	-	-	-	-
Sam Hathorn	53,683.22	114,829.71	*	1.51
Jack L. Mahaffey	68,499.50	100,442.18	*	1.32
Chris A. Minton	41,356.74	71,587.53	*	*
Chand Vyas	142,857.00	142,857.00	1.89	1.89
All trustees and executive officers as a Group (6 persons)……….	576,399.89	2,991,579.04	7.63	30.00
________________
*	Less than 1.0%
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares. Actual amounts do not take into account OP Units held by the named person that are exchangeable for our common shares. Percentage ownership assuming conversion of OP Units assumes only the named person has converted his OP Units for our shares and does not give effect to any conversion of OP Units by any other person.

(2)	Assumes the shareholders listed do not purchase any shares in the Offering.
(3)	Each person listed has an address in care of Hartman Commercial Properties REIT, 1450 West Sam Houston Parkway North, Suite 100, Houston, Texas 77043.
(4)	Includes Hartman Partnership, L.P. (198,935.515 shares and 489,183.74 OP Units), Hartman Partnership XII, L.P. (70,597.63 OP Units) and Hartman Partnership XV, LLC (47.14 OP Units).
(5)
Includes 1,231,393.58 OP Units owned by Houston R.E. Income Properties XIV, LP. Mr. Hartman does not own any limited partner interests in this partnership. However, Mr. Hartman owns 100% of the equity of the general partner of this partnership. As a result, Mr. Hartman may be deemed to be the beneficial owner of the securities held by this partnership. Therefore, the number of OP Units reported herein as beneficially owned by Mr. Hartman includes the 1,231,393.58 OP Units owned by Houston R.E. Income Properties XIV, LP. Consequently, for purposes of this table, Mr. Hartman is deemed to beneficially own the 1,231,393.58 common shares into which these OP Units are convertible. Mr. Hartman disclaims beneficial ownership of these OP Units and, for the purposes of this table, all common shares into which such OP Units are convertible.

The following information from our proxy statement for the Company’s 2005 Annual Meeting updates the information presented under the heading “Certain Relationships and Related Transactions” on pages 61 through 63 of our Prospectus dated September 15, 2004:

CERTAIN TRANSACTIONS

The current terms of the compensation and fees that we pay to our affiliates, as well as certain other transactions with our affiliates, are as follows:

The Company’s day-to-day operations are strategically directed by the board of trustees and implemented through Hartman Management, L.P., our affiliated property management company (the “Management Company”). The Company owns substantially all of its real estate properties through its operating partnership, Hartman REIT Operating Partnership, L.P. (the “Operating Partnership”). Allen R. Hartman is the Company’s Board Chairman, President and Corporate Secretary, and also is the sole owner of the Management Company. Mr. Hartman was owed $47,386 and $41,306 in dividends payable on his common shares of beneficial interest in the Company at December 31, 2004 and 2003, respectively. Mr. Hartman owned 3.9%, 3.4% and 3.4% of the issued and outstanding common shares of beneficial interest of the Company as of December 31, 2004, 2003 and 2002, respectively. Terry L. Henderson, Chief Financial Officer and a trustee of the Company, also serves as Chief Financial Officer of the Management Company.

In January 1999, the Company entered into a property management agreement with the Management Company. Effective September 1, 2004, this agreement was amended and restated. Prior to September 1, 2004, in consideration for supervising the management and performing various day-to-day affairs, the Company paid the Management Company a management fee of 5% and a partnership management fee of 1% based on Effective Gross Revenues from the properties (generally defined as all payments actually collected from tenants and occupants of our properties, but excluding interest and other investment income of the Company (earned either directly or through its subsidiary which owns the applicable property) and proceeds received by the Company resulting from a sale, exchange, condemnation, eminent domain taking, casualty or other disposition of assets). After September 1, 2004, the Company pays the Management Company management fees in an amount not to exceed the fees customarily charged in arm’s length transactions by others rendering similar services in the same geographic area, as determined by a survey of brokers and agents in such area. The Company expects these fees to be between approximately 2% and 4% of Gross Revenues, as such term is defined in the amended and restated property management agreement, for the management of commercial office buildings and approximately 5% of Gross Revenues for the management of retail and industrial properties.

Also effective September 1, 2004, the Company entered into an advisory agreement with the Management Company which provides that the Company pay the Management Company a fee of one-fourth of .25% of Gross Asset Value, as such term is defined in the advisory agreement, per quarter for asset management services. The Company incurred total management, partnership and asset management fees payable to the Management Company of $1,339,822, $1,232,127 and $1,231,212 for the years ended December 31, 2004, 2003 and 2002, respectively, of which $54,331 and $93,006 were payable at December 31, 2004 and 2003, respectively.

During July 2004, the Company amended certain terms of its Declaration of Trust. Under the amended terms, the Management Company may be required to reimburse the Company for operating expenses exceeding certain limitations determined at the end of each fiscal quarter. Reimbursements, if any, from the Management Company are recorded on a quarterly basis as a reduction in management fees.

Under the provisions of the property management agreements, costs incurred by the Management Company for the management and maintenance of the properties are reimbursable by us to the Management Company. Such costs include expenses and costs relating to property management, construction management, maintenance and administrative personnel incurred on behalf of our properties; provided, however, that we will not reimburse the Management Company for its overhead, including salaries and expenses of centralized employees other than salaries or certain property management, construction management, maintenance and administrative personnel. At December 31, 2004 and 2003, $188,772 and $288,305, respectively, was payable by the Company to the Management Company related to these reimbursable costs.

In consideration of leasing the properties, the Company also pays the Management Company leasing commissions of 6% for leases originated by the Management Company and 4% for expansions and renewals of existing leases based on Effective Gross Revenues from the properties. The Company incurred total leasing commissions to the Management Company of $952,756, $978,398 and $890,852 for the years ended December 31, 2004, 2003 and 2002, respectively, of which $232,343 and $175,725 were payable at December 31, 2004 and 2003, respectively.

The fees payable to the Management Company under the new agreements effective September 1, 2004 were not significantly different from those that would have been payable under the previous agreement.

In connection with our ongoing best-efforts Offering described above under “Security Ownership of Certain Beneficial Owners and Management,” the Company reimburses the Management Company up to 2.5% of the gross selling price of all common shares sold for organization and offering expenses (excluding selling commissions and a dealer manager fee) incurred by the Management Company on behalf of the Company. No such reimbursable expenses were incurred for the year ended December 31, 2004 because the Company had not received the minimum subscription proceeds required to break escrow. As of April 1, 2005, an aggregate of $136,620 in such expenses reimbursable to the Management Company under this arrangement had been incurred pursuant to the Offering.

Also in connection with the ongoing Offering, the Management Company receives an acquisition fee equal to 2% of the gross selling price of all common shares sold for services in connection with the selection, purchase, development or construction of properties for the Company. No such fees were incurred for the year ended December 31, 2004 because the Company had not received the minimum subscription proceeds required to break escrow. As of April 1, 2005, an aggregate of $109,296 in acquisition fees payable to the Management Company had been incurred pursuant to the terms of this arrangement.

The Management Company paid the Company $106,824, $106,789 and $79,168 for office space in 2004, 2003 and 2002, respectively. Such amounts are included in rental income in the consolidated statements of income presented in the Company’s 2004 annual report to shareholders.

In conjunction with the acquisition of certain properties in prior years, the Company assumed liabilities payable to the Management Company. At December 31, 2004 and 2003, $200,415 was payable to the Management Company related to these liabilities.

Effective January 2002, Houston R.E. Income Properties XIV, L.P. (“Houston R.E. XIV”) contributed five properties to the Operating Partnership in exchange for OP Units. Houston R.E. XIV continued to own two additional properties, one of which was contributed to the Operating Partnership in October 2002 in exchange for OP Units. All of these properties secured a single loan, which was repaid by the Company in December 2002. Houston R.E. XIV agreed to pay the Company the portion of the loan repaid by the Company that was attributable to the last property held by Houston R.E. XIV. As of December 31, 2004 and 2003, Houston R.E. XIV owed the Company $3,474,616 and $3,657,833, respectively. The loan is secured by the property and accrues interest at a rate of 2.5% over LIBOR and is payable upon demand. An affiliate of Mr. Hartman is the general partner of Houston R.E. XIV.

The Management Company owed the Company $130,863 and $327,046 as of December 31, 2004 and 2003, respectively, as a result of various transactions undertaken in the normal course of business. All of these transactions arose prior to 2000 between the Management Company and the Company or its predecessor entities. The balance owing at December 31, 2004 was paid in full in January 2005.

Quarterly Report on Form 10-Q for the Period Ended March 31, 2005

Attached as the remainder of this prospectus supplement, and incorporated by reference herein, is a copy of our Quarterly Report on Form 10−Q for the interim period ended March 31, 2005, which we filed with the U.S. Securities and Exchange Commission on May 13, 2005. The information contained in the Form 10−Q amends and supplements certain information contained in the prospectus, including those sections entitled “Estimated Use of Proceeds” beginning on page 41 of the prospectus (see Part II, Item 2 of the Form 10-Q); “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 88 of the prospectus (see Part I, Item 2 of the Form 10-Q); and “Financial Information” beginning on page F-1 of the prospectus (see Part I, Item 1 of the Form 10-Q).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the Quarterly Period Ended March 31, 2005

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number

000-50256

HARTMAN COMMERCIAL PROPERTIES REIT
(Exact name of registrant as specified in its charter)

Maryland	76-0594970
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1450 W. Sam Houston Parkway N., Suite 100
Houston, Texas 77043
(Address of principal executive offices)

Registrant’s telephone number, including area code: (713) 467-2222

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⊠               No ☐

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                              No ⊠

The number of the registrant’s Common Shares of Beneficial Interest outstanding at May 3, 2005 was 7,670,338.

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements

Hartman Commercial Properties REIT and Subsidiary

Consolidated Balance Sheets

	March 31, 2005	December 31 2004
	(Unaudited)
Assets

Real estate
Land	$29,552,752	$28,446,210
Buildings and improvements	118,242,872	113,551,420
	147,795,624	141,997,630
Less accumulated depreciation	(16,479,294)	(15,450,416)
Real estate, net	131,316,330	126,547,214

Cash and cash equivalents	1,397,755	631,978

Escrows and acquisition deposits	2,320,159	4,978,362

Note receivable	652,030	655,035

Receivables
Accounts receivable, net of allowance for doubtful
accounts of $510,675 and $342,690 as of March 31, 2005
and December 31, 2004, respectively	1,098,392	1,008,621
Accrued rent receivable	2,609,683	2,594,933
Due from affiliates	3,213,160	3,300,202

Receivables, net	6,921,235	6,903,756

Deferred costs, net	2,726,154	2,797,294

Prepaid expenses and other assets	594,966	103,301

Total assets	$145,928,629	$142,616,940

See notes to consolidated financial statements.

	March 31, 2005	December 31, 2004
	(Unaudited)
Liabilities and Shareholders’ Equity

Liabilities
Notes payable	$60,062,756	$57,226,111
Accounts payable and accrued expenses	1,369,042	3,354,610
Due to affiliates	310,845	675,861
Tenants’ security deposits	1,101,119	1,066,147
Prepaid rent	302,604	254,765
Offering proceeds escrowed	1,137,690	1,471,696
Dividends payable	1,281,800	1,230,281
Other liabilities	1,026,914	1,019,363

Total liabilities	66,592,770	66,298,834

Minority interests of unit holders in Operating Partnership;
5,808,337 units at March 31, 2005
and December 31, 2004	36,159,437	36,489,114

Commitments and contingencies	-	-

Shareholders’ equity
Preferred shares, $0.001 par value per share; 50,000,000
shares authorized; none issued and outstanding
at March 31, 2005 and December 31, 2004	-	-
Common shares, $0.001 par value per share; 400,000,000
shares authorized; 7,443,420 and 7,010,146 issued and
outstanding at March 31, 2005 and December 31, 2004	7,443	7,010
Additional paid-in capital	49,331,505	45,527,152
Accumulated deficit	(6,162,526)	(5,705,170)

Total shareholders’ equity	43,176,422	39,828,992

Total liabilities and shareholders’ equity	$145,928,629	$142,616,940

See notes to consolidated financial statements.

Hartman Commercial Properties REIT and Subsidiary

Consolidated Statements of Income

(Unaudited)

	Three Months Ended March 31,
	2005	2004

Revenues
Rental income	$4,777,193	$4,431,851
Tenants’ reimbursements	1,359,938	917,700
Interest and other income	175,509	136,875

Total revenues	6,312,640	5,486,426

Expenses
Operation and maintenance	756,465	691,414
Interest expense	770,060	568,550
Real estate taxes	729,032	670,720
Insurance	104,759	127,808
Electricity, water and gas utilities	219,610	185,866
Management and partnership
management fees to an affiliate	359,003	324,138
General and administrative	317,439	353,328
Depreciation	1,028,878	947,009
Amortization	337,728	287,311
Bad debt expense (recoveries)	167,985	(54,525)

Total operating expenses	4,790,959	4,101,619

Income before minority interests	1,521,681	1,384,807

Minority interests in Operating Partnership	(697,237)	(645,689)

Net income	$824,444	$739,118

Net income per common share	$0.114	$0.105

Weighted-average shares outstanding	7,247,162	7,010,146

See notes to consolidated financial statements.

Hartman Commercial Properties REIT and Subsidiary

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2003	7,010,146	$7,010	$45,527,152	$(4,218,178)	$41,315,984

Net income	-	-	-	3,423,619	3,423,619

Dividends	-	-	-	(4,910,611)	(4,910,611)

Balance, December 31, 2004	7,010,146	7,010	45,527,152	(5,705,170)	39,828,992

Issuance of common stock for
cash, net of offering costs	433,274	433	3,804,353	-	3,804,786

Net income	-	-	-	824,444	824,444

Dividends	-	-	-	(1,281,800)	(1,281,800)

Balance, March 31, 2005	7,443,420	$7,443	$49,331,505	$(6,162,526)	$43,176,422

See notes to consolidated financial statements.

Hartman Commercial Properties REIT and Subsidiary

Consolidated Statements of Cash Flows

(Unaudited)
	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$824,444	$739,118
Adjustments to reconcile net income to
net cash provided by (used in)
operating activities:
Depreciation	1,028,878	947,009
Amortization	337,728	287,311
Minority interests in Operating Partnership	697,237	645,689
Equity in income of real estate partnership	(12,038)	(95,943)
Bad debt expense (recoveries)	167,985	(54,525)
Changes in operating assets and liabilities:
Escrows and acquisition deposits	2,658,203	918,797
Receivables	(272,506)	169,745
Due from affiliates	(277,974)	86,373
Deferred costs	(266,588)	(174,213)
Prepaid expenses and other assets	(187,488)	58,702
Accounts payable and accrued expenses	(1,985,568)	(1,388,861)
Tenants’ security deposits	34,972	(8,538)
Prepaid rent	47,839	(99,990)

Net cash provided by operating activities	2,795,124	2,030,674

Cash flows used in investing activities:
Additions to real estate	(5,797,994)	(262,549)
Purchase of investment securities	—	—
Investment in real estate partnership	—	(9,033,561)
Distributions received from real estate partnership	9,743	—
Repayment of note receivable	3,005	645

Net cash used in investing activities	(5,785,246)	(9,295,465)

Cash flows from financing activities:
Dividends paid	(1,230,281)	(1,226,777)
Distributions paid to OP unit holders	(1,019,363)	(1,016,460)
Proceeds from issuance of common shares	3,804,786	—
Proceeds from stock offering escrowed	(334,006)	—
Proceeds from notes payable	4,200,000	10,356,818
Repayments of notes payable	(1,665,237)	(165,509)
Payments of loan origination costs	—	(31,891)

Net cash provided by financing activities	3,755,899	7,916,181

Net increase in cash and cash equivalents	765,777	651,390

Cash and cash equivalents at beginning of period	631,978	578,687

Cash and cash equivalents at end of period	$1,397,755	$1,230,077

See notes to consolidated financial statements.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 1 -	Summary of Significant Accounting Policies

The consolidated financial statements included in this report are unaudited; however, amounts presented in the balance sheet as of December 31, 2004 are derived from the audited financial statements of the Company at that date. The unaudited financial statements at March 31, 2005 have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information on a basis consistent with the annual audited consolidated financial statements and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The consolidated financial statements presented herein reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position of Hartman Commercial Properties REIT (“HCP”) as of March 31, 2005 and results of operations and cash flows for the three month period ended March 31, 2005. All such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative of the results expected for a full year. The statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in HCP’s Form 10-K annual report.

Description of business and nature of operations

Hartman Commercial Properties REIT (“HCP”) was formed as a real estate investment trust, pursuant to the Texas Real Estate Investment Trust Act on August 20, 1998 to consolidate and expand the real estate investment strategy of Allen R. Hartman (“Hartman”) in acquiring and managing office and retail properties. In July 2004, HCP changed its state of organization from Texas to Maryland pursuant to a merger of HCP directly with and into a Maryland real estate investment trust formed for the sole purpose of the reorganization and the conversion of each outstanding common share of beneficial interest of the Texas entity into 1.42857 common shares of beneficial interest of the Maryland entity (see Note 9). Hartman, HCP’s Chairman of the Board of Trustees, has been engaged in the ownership, acquisition, and management of commercial properties in the Houston, Texas, metropolitan area for over 20 years. HCP serves as the general partner of Hartman REIT Operating Partnership, L.P. (the “Operating Partnership” or “HROP” or “OP”), which was formed on December 31, 1998 as a Delaware limited partnership. HCP and the Operating Partnership are collectively referred to herein as the “Company.” HCP currently conducts substantially all of its operations and activities through the Operating Partnership. As the general partner of the Operating Partnership, HCP has the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain customary exceptions. Hartman Management, L.P. (the “Management Company”), a company wholly-owned by Hartman, provides a full range of real estate services for the Company, including leasing and property management, accounting, asset management and investor relations. As of March 31, 2005 and December 31, 2004, respectively, the Company owned and operated 35 and 34 office and retail properties in and around Houston and San Antonio, Texas.

Basis of consolidation

HCP is the sole general partner of the Operating Partnership and possesses full legal control and authority over the operations of the Operating Partnership. As of March 31, 2005 and December 31, 2004, HCP owned a majority of the partnership interests in the Operating Partnership. Consequently, the accompanying consolidated financial statements of the Company include the accounts of the Operating Partnership. All significant intercompany balances have been eliminated. Minority interest in the accompanying consolidated financial statements represents the share of equity and earnings of the Operating Partnership allocable to holders of partnership interests other than the Company. Net income is allocated to minority interests based on the weighted-average percentage ownership of the Operating Partnership during the year. Issuance of additional common shares of beneficial interest in HCP (“common shares”) and units of limited partnership interest in the Operating Partnership (“OP Units”) changes the ownership interests of both the minority interests and HCP.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 1 -	Summary of Significant Accounting Policies (Continued)

Basis of accounting

The financial records of the Company are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at March 31, 2005 and December 31, 2004 consist of demand deposits at commercial banks and money market funds.

Due from affiliates

Due from affiliates include amounts owed to the Company from Hartman operated limited partnerships and other entities.

Escrows and acquisition deposits

Escrow deposits include escrows established pursuant to certain mortgage financing arrangements for real estate taxes, insurance, maintenance and capital expenditures. Acquisition deposits include earnest money deposits on future acquisitions.

Real estate

Real estate properties are recorded at cost, net of accumulated depreciation. Improvements, major renovations and certain costs directly related to the acquisition, improvement and leasing of real estate are capitalized. Expenditures for repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 39 years for the buildings and improvements. Tenant improvements are depreciated using the straight-line method over the life of the lease.

Management reviews its properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. Management determines whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. Management has determined that there has been no impairment in the carrying value of the Company’s real estate assets as of March 31, 2005 and December 31, 2004.

Deferred costs

Deferred costs consist primarily of leasing commissions paid to the Management Company and deferred financing costs. Leasing commissions are amortized on the straight-line method over the terms of the related lease agreements. Deferred financing costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method. Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 1 -	Summary of Significant Accounting Policies (Continued)

Offering costs

Offering costs include selling commissions, issuance costs, investor relations fees and unit purchase discounts. These costs were incurred in the raising of capital through the sale of common shares and are treated as a reduction of shareholders’ equity.

Revenue recognition

All leases on properties held by the Company are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rent receivable. Percentage rents are recognized as rental income when the thresholds upon which they are based have been met. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred. The Company provides an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible.

Federal income taxes

The Company is qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986 and is therefore not subject to Federal income taxes provided it meets all conditions specified by the Internal Revenue Code for retaining its REIT status. The Company believes it has continuously met these conditions since reaching 100 shareholders in 1999 (see Note 7).

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by the Company include the estimated useful lives for depreciable and amortizable assets and costs, and the estimated allowance for doubtful accounts receivable. Actual results could differ from those estimates.

Fair value of financial instruments

The Company’s financial instruments consist primarily of cash, cash equivalents, accounts receivable and accounts and notes payable. The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term nature of these instruments. Investment securities are carried at fair market value or at amounts which approximate fair market value. The fair value of the Company’s debt obligations is representative of its carrying value based upon current rates offered for similar types of borrowing arrangements.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 1 -	Summary of Significant Accounting Policies (Continued)

Concentration of risk

Substantially all of the Company’s revenues are obtained from office, office/warehouse and retail locations in the Houston, Texas and San Antonio, Texas metropolitan areas.

The Company maintains cash accounts in major financial institutions in the United States. The terms of these deposits are on demand to minimize risk. The balances of these accounts occasionally exceed the federally insured limits, although no losses have been incurred in connection with such cash balances.

Comprehensive income

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which establishes standards for reporting and display for comprehensive income and its components. For the periods presented, the Company did not have significant amounts of other comprehensive income.

Note 2 -	Real Estate

During 2004, the Company acquired from an unrelated party one multi-tenant retail center comprising approximately 95,032 square feet of GLA. The property was acquired for cash in the amount of approximately $8,900,000.

During the first quarter of 2005, the Company acquired from an unrelated party one multi-tenant office building comprising approximately 106,169 square feet of GLA. The property was acquired for cash in the amount of approximately $5,500,000.

The purchase prices the Company paid for the properties were determined by, among other procedures, estimating the amount and timing of expected cash flows from the acquired properties, discounted at market rates. This process in general also results in the assessment of fair value for each property.

The Company allocates the purchase price of real estate to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, generally consisting of the value of above-market and below-market leases, other value of in-place leases and the value of tenant relationships, based in each case on management’s estimates of their fair values.

Management estimates the fair value of acquired tangible assets by valuing the acquired property as if it were vacant. The “as-if-vacant” value (limited to the purchase price) is allocated to land, building, and tenant improvements based on management’s determination of the relative fair values of these assets.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 2 -	Real Estate (Continued)

The aggregate value of other intangible assets acquired is measured based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are made using methods similar to those used by independent appraisers, primarily discounted cash flow analysis. Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which generally range from four to 18 months, depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality, and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The value of in-place leases, if any, is amortized to expense over the remaining initial term of the respective leases, which, for leases with allocated intangible value, are expected to range generally from five to 10 years. The value of customer relationship intangibles is amortized to expense over the remaining initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles are charged to expense.

At March 31, 2005 and December 31, 2004, the Company owned and operated 35 and 34 commercial properties in the Houston, Texas and San Antonio, Texas areas comprising approximately 2,741,000 and 2,635,000 square feet of gross leasable area, respectively.

Note 3 -	Investment in Real Estate Partnership

During January 2004, the Company contributed approximately $9,000,000 to Hartman Gulf Plaza Acquisitions LP, a Texas limited partnership, in which it is a limited partner with a 73.11% percentage interest. On January 30, 2004, the partnership purchased Gulf Plaza, a 120,651 square foot office building located in Houston, Texas. The purpose of the partnership is to acquire and sell tenant-in-common interests in the building.

The Company’s equity in income of the partnership of $12,038 and $95,943 for the three months ended March 31, 2005 and 2004, respectively, is included in other income on the consolidated statement of income. The Company’s remaining investment in the partnership of $12,038 as of March 31, 2005 is included in other assets on the consolidated balance sheet. The partnership owns a one-percent tenant-in-common interest in the building.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 4 -	Note Receivable

In January 2003, the Company partially financed the sale of a property it had previously sold and for which it had taken a note receivable of $420,000 as part of the consideration. The Company advanced $290,000 and renewed and extended the balance of $420,000 still due from the original sale.

The original principal amount of the note receivable, dated January 10, 2003, is $710,000. The note is payable in monthly installments of $6,382, including interest at 7% per annum, for the first two years of the note. Thereafter, monthly installments of $7,489 are due with interest at 10% per annum. The note is fully amortizing with the final payment due January 10, 2018.

Note 5 -	Debt

Notes Payable

Mortgages and other notes payable consist of the following:

	March 31, 2005	December 31, 2004

Mortgages and other notes payable	$40,410,874	$40,526,111
Revolving loan secured by properties	19,350,000	16,700,000
Insurance premium finance note	301,882	-

Total	$60,062,756	$57,226,111

In December 2002, the Company refinanced substantially all of its mortgage debt with a $34,440,000 three-year floating rate mortgage loan collateralized by 18 of the Company’s properties and having a maturity date of January 1, 2006. The loan bears interest at 2.5% over a LIBOR rate (5.22% and 4.79% at March 31, 2005 and December 31, 2004, respectively) computed on the basis of a 360 day year and has a two-year extension option. Interest only payments are due monthly for the first 30 month period after the origination date, after which the loan may be repaid in full or in $100,000 increments, with a final balloon payment due upon maturity. Loan costs of $1,271,043 were capitalized and financed from the proceeds of the refinancing. The security documents related to the mortgage loan contain a covenant which requires Hartman REIT Operating Partnership II, L.P., a wholly owned subsidiary of the Company, to maintain adequate capital in light of its contemplated business operations. This covenant and the other restrictions provided for in the credit facility do not affect Hartman REIT Operating Partnership II, L.P.’s ability to make distributions to the Company.

On June 30, 2003, the Company entered into a $25,000,000 loan agreement with a bank pursuant to which the Company may, subject to the satisfaction of certain conditions, borrow funds to acquire additional income producing properties. The revolving loan agreement terminates in June, 2005 and provides for interest payments at a rate, adjusted monthly, of either (at the Company’s option) 30-day LIBOR plus 225 basis points, or the bank’s prime rate less 50 basis points, with either rate subject to a floor of 3.75% per annum. The effective interest rate as of March 31, 2005 was 5.11% per annum.  The loan is secured by currently owned and otherwise unencumbered properties and may also be secured by properties acquired with the proceeds drawn from the facility. As of March 31, 2005, the Company had borrowed $19,350,000 under this credit facility. The Company is required to make monthly payments of interest only, with the principal and all accrued unpaid interest being due at maturity of the loan. The loan may be prepaid at any time without penalty.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 5 -	Debt (Continued)

In connection with the purchase of the Windsor Park property in December 2003, the Company assumed a note payable in the amount of $6,550,000 secured by the property. The balance at March 31, 2005 was $5,970,874. The note is payable in equal monthly installments of principal and interest of $80,445, with interest at the rate of 8.34% per annum. The balance of the note is payable in full on December 1, 2006.

The Company financed its comprehensive insurance premium with a note in the amount of $338,901 payable in nine equal monthly installments of $37,656, which includes interest at 4.12%. The note is secured by unearned insurance premiums and will be paid in full in November 2005.

As of March 31, 2005, annual maturities of notes payable, including the revolving loan, are as follows:

Year Ended March 31,

2006	$20,095,508
2007	39,967,248

$60,062,756

Supplemental Cash Flow Information

The Company made cash payments for interest on debt of $770,060 and $633,400 for the three months ended March 31, 2005 and 2004, respectively.

Note 6 -	Earnings Per Share

Basic earnings per share is computed using net income available to common shareholders and the weighted average number of common shares outstanding. Diluted earnings per share reflects common shares issuable from the assumed conversion of OP units convertible into common shares. Only those items that have a dilutive impact on basic earnings per share are included in the diluted earnings per share. Accordingly, because conversion of OP units into common shares is antidilutive, no OP units were included in the diluted earnings per share calculations.

	Three Months Ended March 31,
	2005	2004
Basic and diluted earnings per share
Weighted average common
shares outstanding	7,247,162	7,010,146

Basic and diluted earnings per share	$0.114	$0.105

Net income	$824,444	$739,118

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 7 -	Federal Income Taxes

Federal income taxes are not provided because the Company intends to and believes it qualifies as a REIT under the provisions of the Internal Revenue Code. Shareholders of the Company include their proportionate taxable income in their individual tax returns. As a REIT, the Company must distribute at least 90% of its ordinary taxable income to its shareholders and meet certain income sources and investment restriction requirements. In addition, REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Taxable income differs from net income for financial reporting purposes principally due to differences in the timing of recognition of interest, real estate taxes, depreciation and rental revenue.

For Federal income tax purposes, the cash dividends distributed to shareholders are characterized as follows for the year ended December 31, 2004:

2004

Ordinary income (unaudited)	67.7%
Return of capital (unaudited)	32.3%
Capital gain distributions (unaudited)	0.0%

Total	100.0%

Note 8 -	Related-Party Transactions

In January 1999, the Company entered into a property management agreement with the Management Company. Effective September 1, 2004, this agreement was amended and restated. Prior to September 1, 2004, in consideration for supervising the management and performing various day-to-day affairs, the Company paid the Management Company a management fee of 5% and a partnership management fee of 1% based on Effective Gross Revenues from the properties, as defined. After September 1, 2004, the Company pays the Management Company management fees in an amount not to exceed the fees customarily charged in arm’s length transactions by others rendering similar services in the same geographic area, as determined by a survey of brokers and agents in such area. The Company expects these fees to be between approximately 2% and 4% of Gross Revenues, as such term is defined in the amended and restated property management agreement, for the management of commercial office buildings and approximately 5% of Gross Revenues for the management of retail and industrial properties. Effective September 1, 2004, the Company entered into an advisory agreement with the Management Company which provides that the Company pay the Management Company a fee of one-fourth of .25% of Gross Asset Value, as such term is defined in the advisory agreement, per quarter for asset management services. The Company incurred total management, partnership and asset management fees of $359,003 and $324,138 for the three months ended March 31, 2005 and 2004, respectively. Such fees in the amounts of $168,631 and $54,331 were payable to the Management Company at March 31, 2005 and December 31, 2004, respectively.

During July 2004, the Company amended certain terms of its Declaration of Trust. Under the amended terms, the Management Company may be required to reimburse the Company for operating expenses exceeding certain limitations determined at the end of each fiscal quarter. Reimbursements, if any, from the Management Company are recorded on a quarterly basis as a reduction in management fees.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 8 -	Related-Party Transactions (Continued)

Under the provisions of the property management agreement, costs incurred by the Management Company for the management and maintenance of the properties are reimbursable to the Management Company. At March 31, 2005 and December 31, 2004, $19,009 and $188,772, respectively, were payable to the Management Company related to these reimbursable costs.

In consideration of leasing the properties, the Company also pays the Management Company leasing commissions for leases originated by the Management Company and for expansions and renewals of existing leases. The Company incurred total leasing commissions to the Management Company of $266,588 and $174,213 for the three months ended March 31, 2005 and 2004. At March 31, 2005 and December 31, 2004, $72,009 and $232,343, respectively, were payable to the Management Company relating to leasing commissions.

The aggregate fees and reimbursements payable to the Management Company under the new agreements effective September 1, 2004 were not significantly different from those that would have been payable under the previous agreement.

In connection with the Public Offering described in Note 9, the Company reimburses the Management Company up to 2.5% of the gross selling price of all common shares sold for organization and offering expenses (excluding selling commissions and a dealer manager fee) incurred by the Management Company on behalf of the Company. The Company incurred total reimbursable organization and offering expenses to the Management Company of $136,620 for the three months ended March 31, 2005. At March 31, 2005 and December 31, 2004, $28,442 and $-0-, respectively, were payable to the Management Company relating to reimbursable organization and offering expenses.

Also in connection with the Public Offering described in Note 9, the Management Company receives an acquisition fee equal to 2% of the gross selling price of all common shares sold for services in connection with the selection, purchase, development or construction of properties for the Company. The Company will capitalize this acquisition fee and allocate it to the purchase price of properties acquired with offering proceeds. The Company incurred total acquisition fees to the Management Company of $109,296 for the three months ended March 31, 2005. At March 31, 2005 and December 31, 2004, $22,754 and $-0-, respectively, were payable to the Management Company relating to acquisition fees.

The Management Company paid $26,856 and $26,256 to the Company for office space during the three months ended March 31, 2005 and 2004, respectively. Such amounts are included in rental income in the consolidated statements of income.

In conjunction with the acquisition of certain properties, the Company assumed liabilities payable to the Management Company. At March 31, 2005 and December 31, 2004, $-0- and $200,415, respectively, was payable to the Management Company related to these liabilities.

HCP’s day-to-day operations are strategically directed by the Board of Trust Managers and implemented through the Management Company. HCP owns substantially all of its real estate properties through the Operating Partnership. Hartman is the HCP’s Board Chairman and sole owner of the Management Company and Terry L. Henderson, a trustee and Chief Financial Officer of HCP, also serves as Chief Financial Officer of the Management Company. Hartman was owed $47,737 and $47,386 in dividends payable on his common shares at March 31, 2005 and December 31, 2004, respectively. Hartman owned 3.6% and 3.9% of the issued and outstanding common shares of the Company as of March 31, 2005 and December 31, 2004, respectively.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 8 -	Related-Party Transactions (Continued)

Effective January 2002, Houston R.E. Income Properties XIV, L.P. (“Houston R.E. XIV”) contributed five properties to the Operating Partnership in exchange for OP Units. Houston R.E. XIV continued to own two additional properties, one of which was contributed to the Operating Partnership in October 2002 in exchange for OP Units. All of these properties secured a single loan, which was repaid by the Company in December 2002. Houston R.E. XIV agreed to pay the Company the portion of the loan repaid by the Company that was attributable to the last property held by Houston R.E. XIV. As of March 31, 2005 and December 31, 2004, Houston R.E. XIV owed the Company $3,518,617 and $3,474,616, respectively. The loan is secured by the property, accrues interest at a rate of 2.5% over LIBOR and is payable upon demand. An affiliate of Mr. Hartman is the general partner of Houston R.E. XIV.

Hartman Management, L.P. owed the Company $-0- and $130,863 as of March 31, 2005 and December 31, 2004, respectively, as a result of various transactions undertaken in the normal course of business. All of these transactions arose prior to 2000 between Hartman Management, L.P. and the Company or its predecessor entities. The balance owing at December 31, 2004 was paid in full in January 2005.

The Company was a party to various other transactions with related parties which are reflected in due to/from affiliates in the accompanying consolidated balance sheets and also disclosed in Note 9.

Note 9 -	Shareholders’ Equity

In July 2004, HCP changed its state of organization from Texas to Maryland pursuant to a merger of HCP directly with and into a Maryland real estate investment trust formed for the sole purpose of the reorganization and the conversion of each outstanding common share of beneficial interest of the Texas entity into 1.42857 common shares of beneficial interest of the Maryland entity. Under its Articles of Amendment and Restatement in effect, HCP has authority to issue 400,000,000 common shares of beneficial interest, $0.001 par value per share, and 50,000,000 preferred shares of beneficial interest, $0.001 par value per share. All capital stock amounts, share and per share information in the accompanying consolidated financial statements and the related notes to consolidated financial statements have been adjusted to retroactively reflect this recapitalization.

Prior to June 2004, the Charter and Bylaws of HCP authorized HCP to issue up to 100,000,000 common shares at $0.001 par value per share, and 10,000,000 Preferred Shares at $0.001 par value per share. HCP commenced a private offering (the “Private Offering”) in May 1999 to sell 2,500,000 common shares, par value $.001 per share, at a price of $10 per common share for a total Private Offering of $25,000,000. HCP intended that the Private Offering be exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation D promulgated thereunder. The common shares are “restricted securities” and are not transferable unless they subsequently are registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. The Private Offering was directed solely to “accredited investors” as such term is defined in Regulation D. Pursuant to the Private Offering, HCP sold for cash or issued in exchange for property or OP Units, 4,907,107 (7,010,146 after the reorganization) shares as of March 31, 2005 and December 31, 2004. HCP conducts substantially all of its operations through the Operating Partnership. All net proceeds of the Private Offering were contributed by HCP to the Operating Partnership in exchange for OP Units. The Operating Partnership used the proceeds to acquire additional commercial properties and for general working capital purposes. HCP received one OP Unit for each $10 contributed to the Operating Partnership. OP Units were valued at $10 per unit because they are convertible on a one-for-one basis to common shares which were being sold in the Private Offering for $10 per common share.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 9 -	Shareholders’ Equity (Continued)

On September 15, 2004, HCP’s Registration Statement on Form S-11, with respect to a public offering (the “Public Offering”) of up to 10,000,000 common shares of beneficial interest to be offered at a price of $10 per share was declared effective under the Securities Act of 1933. The Registration Statement also covers up to 1,000,000 shares available pursuant to HCP’s dividend reinvestment plan to be offered at a price of $9.50 per share. The shares are offered to investors on a best efforts basis.

As of December 31, 2004, no shares had been issued pursuant to the Public Offering. HCP did not admit new shareholders pursuant to the Public Offering or receive proceeds from the Public Offering until it received and accepted subscriptions for a minimum of 200,000 shares for gross offering proceeds of $2,000,000. As of December 31, 2004, HCP had received and accepted subscriptions for 147,432 shares for gross offering proceeds of $1,474,320. The initial 200,000 shares have now been sold, and additional subscription proceeds are being held in escrow until investors are admitted as shareholders. HCP intends to admit new stockholders at least monthly. At that time, subscription proceeds may be released to HCP from escrow and applied to the making of investments and the payment or reimbursement of the dealer manager fee, selling commissions and other organization and offering expenses. Until required for such purposes, net offering proceeds will be held in short-term, liquid investments.

As of March 31, 2005, 433,274 shares had been issued pursuant to the Public Offering with gross offering proceeds received of $4,332,459. An additional 113,769 shares, with gross offering proceeds of $1,137,690, were issued on April 1, 2005 related to subscriptions received and accepted in March 2005.

At March 31, 2005 and December 31, 2004, Hartman and the Board of Trustees collectively owned 7.74% and 8.22%, respectively, of HCP’s outstanding shares.

Operating Partnership units

Limited partners in the Operating Partnership holding OP Units have the right to convert their OP Units into common shares at a ratio of one OP Unit for one common share. In connection with the reorganization discussed above, OP Unit holders received 1.42857 OP Units for each OP Unit previously held. Subject to certain restrictions, OP Units are not convertible into common shares until the later of one year after acquisition or an initial public offering of the common shares. As of March 31, 2005 and December 31, 2004, after giving effect to the recapitalization, there were 12,845,374 and 12,456,995 OP Units outstanding, respectivley. HCP owned 7,037,037 and 6,648,658 Units as of March 31, 2005 and December 31, 2004, respectively. HCP’s weighted-average share ownership in the Operating Partnership was approximately 54.15% and 53.37% during the three months ended March 31, 2005 and 2004, respectively. At March 31, 2005 and December 31, 2004, Hartman and the Board of Trustees collectively owned 9.22% and 9.50% of the Operating Partnership’s outstanding units.

Dividends and distributions

The following tables summarize the cash dividends/distributions payable to holders of common shares and holders of OP Units declared with respect to the three months ended March 31, 2005 and the year ended December 31, 2004:

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 9 -	Shareholders’ Equity (Continued)

HCP Shareholders
Dividend/Distribution per Common Share	Date Dividend Payable	Total Amount Payable

$0.0583	4/15/04	$408,762
0.0583	5/15/04	408,762
0.0584	6/15/04	409,253
0.0583	7/15/04	408,762
0.0583	8/15/04	408,762
0.0584	9/15/04	409,253
0.0583	10/15/04	408,692
0.0583	11/15/04	408,692
0.0584	12/15/04	409,392
0.0583	1/15/05	408,692
0.0583	2/15/05	408,692
0.0589	3/15/05	412,897
0.0589	4/15/05	412,931
0.0589	5/15/05	429,416
0.0590	6/15/05	439,453

OP Unit Holders Including Minority Unit Holders
Dividend/Distribution per OP Unit	Date Dividend Payable	Total Amount Payable

$0.0583	4/15/04	$726,368
0.0583	5/15/04	726,368
0.0584	6/15/04	727,240
0.0583	7/15/04	726,368
0.0583	8/15/04	726,368
0.0584	9/15/04	727,240
0.0583	10/15/04	726,243
0.0583	11/15/04	726,243
0.0584	12/15/04	727,488
0.0583	1/15/05	726,243
0.0583	2/15/05	726,243
0.0589	3/15/05	733,717
0.0589	4/15/05	733,748
0.0589	5/15/05	748,498
0.0590	6/15/05	758,154

Note 10 -	Commitments and Contingencies

The Company is a participant in various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Hartman Commercial Properties REIT and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2005

Note 11 -	Segment Information

The operating segments presented are the segments of the Company for which separate financial information is available, and operating performance is evaluated regularly by senior management in deciding how to allocate resources and in assessing performance. The Company evaluated the performance of its operating segments based on net operating income that is defined as total revenues less operating expenses and ad valorem taxes. Management does not consider gains or losses from the sale of property in evaluating ongoing operating performance.

The retail segment is engaged in the acquisition, development and management of real estate, primarily anchored neighborhood and community shopping centers located in the Houston, Texas and San Antonio, Texas metropolitan areas. The customer base includes supermarkets and other retailers who generally sell basic necessity-type commodities. The office/warehouse segment is engaged in the acquisition, development and management of office and warehouse centers located in the Houston, Texas metropolitan area and has a diverse customer base. The office segment is engaged in the acquisition, development and management of commercial office space. Included in “Other” are corporate related items, insignificant operations and costs that are not allocated to the reportable segments.

Information concerning the Company’s reportable segments for the three months ended March 31 is as follows:

	Retail	Office/ Warehouse	Office	Other	Total

2005
Revenues	$3,558,815	$2,136,840	$538,652	$78,333	$6,312,640
Net operating income	2,238,434	1,352,836	310,307	74,209	3,975,786
Total assets	74,899,654	49,134,211	12,729,306	9,165,458	145,928,629

Capital expenditures	143,530	82,464	5,572,000	- -	5,797,994

2004
Revenues	$2,861,699	2,094,660	$420,492	$109,575	$5,486,426
Net operating income	1,900,008	1,322,807	216,610	101,580	3,541,005
Total assets	66,118,555	49,972,314	7,285,913	22,125,863	145,502,645

Capital expenditures	140,613	100,623	21,313	- -	262,549

Net operating income reconciles to income before minority interests shown on the consolidated statements of income for the three months ended March 31 as follows:

	2005	2004

Total segment operating income	$3,975,786	$3,541,005
Less:
Depreciation and amortization	1,366,606	1,234,320
Interest	770,060	568,550
General and administrative	317,439	353,328

Income before minority interests	1,521,681	1,384,807

Minority interests in Operating Partnership	(697,237)	(645,689)

Net income	$824,444	$739,118

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion of our financial condition and results of operations in conjunction with our financial statements and the notes thereto included in this report. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the consolidated financial statements included in this report.

Forward-Looking Statements

This report on Form 10-Q includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements included in this quarterly report that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), including, without limitation, the information set forth in this “Management's Discussion and Analysis of Financial Condition and Results of Operation,” are forward-looking statements. These statements can be identified by the use of forward-looking terminology, including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. While we believe that the assumptions concerning future events are reasonable, we caution that there are inherent difficulties in anticipating or predicting certain important factors. Such factors are discussed in our other filings, including but not limited to, our Annual Report on Form 10-K, filed with the Securities and Exchange Commission. We disclaim any intention or obligation to revise any forward-looking statements, including financial estimates, whether as a result of new information, future events or otherwise.

Overview

We own 35 commercial properties, consisting of 19 retail centers, 12 office/warehouse properties and four office buildings. All of our properties are located in the Houston, Texas and San Antonio, Texas metropolitan areas. As of March 31, 2005, we had 675 total tenants. No individual lease or tenant is material to our business. Revenues from our largest lease constituted 2.11% of our total revenues for the three months ended March 31, 2005. Leases for our properties range from one year for our smaller spaces to over ten years for larger tenants. Our leases generally include minimum monthly lease payments and tenant reimbursements for payment of taxes, insurance and maintenance.

We have no employees and we do not manage our properties. Our properties and day-to-day operations are managed by the Management Company under a management agreement.

Under the agreement in effect after September 1, 2004, we pay the Management Company the following amounts:

▪
property management fees in an amount not to exceed the fees customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. Generally, we expect these fees to be between approximately two and four percent (2.0%-4.0%) of gross revenues for the management of commercial office buildings and approximately five percent (5.0%) of gross revenues for the management of retail and industrial properties.

▪
for the leasing of the properties, a separate fee for the leases of new tenants and renewals of leases with existing tenants in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area (with such fees, at present, being equal to 6% of the effective gross revenues from leases originated by the Management Company and 4% of the effective gross revenues from expansions or renewals of existing leases, as under the prior agreement).

▪
except as otherwise specifically provided, all costs and expenses incurred by the Management Company in fulfilling its duties for the account of and on behalf of us. Such costs and expenses shall include the wages and salaries and other employee-related expenses of all on-site and off-site employees of the Management Company who are engaged in the operation, management, maintenance and leasing or access control of our properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties.

Our management agreement in effect after September 1, 2004 defines gross revenues as all amounts actually collected as rents or other charges for the use and occupancy of our properties, but excludes interest and other investment income and proceeds received for a sale, exchange, condemnation, eminent domain taking, casualty or other disposition of assets.

Under an advisory agreement effective September 1, 2004, we also pay the Management Company for asset management services a quarterly fee in an amount equal to one-fourth of 0.25% of the gross asset value calculated on the last day of each preceding quarter.

Gross asset value is defined as the amount equal to the aggregate book value of our assets (other than investments in bank accounts, money market funds or other current assets), before depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets, at the date of measurement, except that during such periods in which we are obtaining regular independent valuations of the current value of our net assets for purposes of enabling fiduciaries of employee benefit plans to comply with applicable Department of Labor reporting requirements, gross asset value is the greater of (i) the amount determined pursuant to the foregoing or (ii) our assets’ aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets.

Under the agreement in effect prior to September 1, 2004, we paid the Management Company the following amounts:

▪	a management fee of 5% of our effective gross revenues to manage our properties;

▪	a leasing fee of 6% of the effective gross revenues from leases originated by the Management Company and a fee of 4% of the effective gross revenues from expansions or renewals of existing leases;

▪	an administrative fee of 1% of our effective gross revenues for day-to-day supervisory and general administration services; and

▪
the reimbursement of all reasonable and necessary expenses incurred or funds advanced in connection with the management and operation of our properties, including expenses and costs relating to maintenance and construction personnel incurred on behalf of our properties; provided, however, that we will not reimburse the Management Company for its overhead, including salaries and expenses of centralized employees other than salaries of certain maintenance and construction personnel.

Our management agreement in effect prior to September 1, 2004 defines effective gross revenues as all payments actually collected from tenants and occupants of our properties, exclusive of:

▪	security payments and deposits (unless and until such deposits have been applied to the payment of current or past due rent); and

▪	payments received from tenants in reimbursement of the expense of repairing damage caused by tenants.

The aggregate fees and reimbursements payable to the Management Company under the new agreements effective September 1, 2004 were not significantly different from those that would have been payable under the former agreement.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. We prepared these financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements required us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Our results may differ from these estimates. Currently, we believe that our accounting policies do not require us to make estimates using assumptions about matters that are highly uncertain. You should read Note 1, Summary of Significant Accounting Policies, to our financial statements in conjunction with this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We have described below the critical accounting policies that we believe could impact our consolidated financial statements most significantly.

Basis of Consolidation. We are the sole general partner of the Operating Partnership and possess full legal control and authority over its operations. As of March 31, 2005 and December 31, 2004, we owned a majority of the partnership interests in the Operating Partnership. Consequently, our consolidated financial statements include the accounts of the Operating Partnership. All significant intercompany balances have been eliminated. Minority interest in the accompanying consolidated financial statements represents the share of equity and earnings of the Operating Partnership allocable to holders of partnership interests other than us. Net income is allocated to minority interests based on the weighted-average percentage ownership of the Operating Partnership during the year. Issuance of additional common shares and OP Units changes our ownership interests as well as those of minority interests.

Real Estate. We record real estate properties at cost, net of accumulated depreciation. We capitalize improvements, major renovations and certain costs directly related to the acquisition, improvement and leasing of real estate. We charge expenditures for repairs and maintenance to operations as they are incurred. We calculate depreciation using the straight-line method over the estimated useful lives of 5 to 39 years of our buildings and improvements. We depreciate tenant improvements using the straight-line method over the life of the lease.

We review our properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through our operations. We determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property. If impairment is indicated, we record a loss for the amount by which the carrying value of the property exceeds its fair value. We have determined that there has been no impairment in the carrying value of our real estate assets as of March 31, 2005 and December 31, 2004.

Purchase Price Allocation. We record above-market and below-market in-place lease values for owned properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize the capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We amortize the capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases. Because most of our leases are relatively short term, have inflation or other scheduled rent escalations, and cover periods during which there have been few, and generally insignificant, pricing changes in the specific properties’ markets, the properties we have acquired have not been subject to leases with terms materially different than then-existing market-level terms.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Our management’s estimates of value are made using methods similar to those used by independent appraisers, primarily discounted cash flow analysis. Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to primarily range from four to 18 months, depending on specific local market conditions. Our management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on our management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics considered by our management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases, if any, to expense over the remaining initial terms of the respective leases, which, for leases with allocated intangible value, we expect to range generally from five to 10 years. The value of customer relationship intangibles is amortized to expense over the remaining initial terms and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles are charged to expense.

Revenue Recognition. All leases on properties we hold are classified as operating leases, and we recognize the related rental income on a straight-line basis over the terms of the related leases. We capitalize or charge to accrued rent receivable, as applicable, differences between rental income earned and amounts due per the respective lease agreements. Percentage rents are recognized as rental income when the thresholds upon which they are based have been met. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred. We provide an allowance for doubtful accounts against the portion of tenant accounts receivable which we estimate to be uncollectible.

Liquidity and Capital Resources

General. During the year ended December 31, 2004 and the three-month period ended March 31, 2005, our properties generated sufficient cash flow to cover our operating expenses and to allow us to pay quarterly dividends, which are paid in three monthly installments after the end of each quarter. We generally lease our properties on a triple-net basis or on bases which provide for tenants to pay for increases in operating expenses over a base year or set amount, which means that tenants are required to pay for all repairs and maintenance, property taxes, insurance and utilities, or increases thereof, applicable to their space. We anticipate that cash flows from operating activities and our borrowing capacity will continue to provide adequate capital for our working capital requirements, anticipated capital expenditures and scheduled debt payments during the next 12 months. We also believe that cash flows from operating activities and our borrowing capacity will allow us to make all distributions required for us to continue to qualify to be taxed as a REIT. We also believe that our properties are adequately covered by insurance.

Public Offering. As reflected in Note 9 to the financial statements, on September 15, 2004, our Registration Statement on Form S-11 with respect to our ongoing, best efforts public offering of up to 10,000,000 common shares of beneficial interest at a price of $10 per share was declared effective under the Securities Act of 1933. The Registration Statement also covers up to 1,000,000 shares available pursuant to our dividend reinvestment plan to be offered at a price of $9.50 per share. The shares are offered to investors on a best efforts basis. As of March 31, 2005 433,274 shares had been issued pursuant to the Public Offering with gross offering proceeds received of $4,332,459. For a more detailed discussion of the results of the Public Offering through the end of the first quarter and our application of the offering proceeds through such date, see Part II, Item 2 of this report.

Cash and Cash Equivalents. We had cash and cash equivalents of $1,397,755 on March 31, 2005 as compared to $631,978 on December 31, 2004. The increase was principally due to the temporary investment of proceeds from sales of common shares pursuant to the Public Offering prior to utilizing such proceeds for either buying properties, improving properties, reducing debt or supplying working capital. We generally do not maintain large cash balances, but rather utilize cash on hand for one of the foregoing purposes or for making distributions to shareholders. We place all cash in short-term, highly liquid investments that we believe provide appropriate safety of principal.

Credit Facilities. In December 2002, we refinanced most of our debt with a new credit facility from GMAC Commercial Mortgage Corporation. The loan is secured by, among other things, 18 of our properties, which are held by Hartman REIT Operating Partnership II, L.P., a wholly-owned subsidiary formed for the purpose of this credit facility, and the improvements, personal property and fixtures on the properties, all reserves, escrows and deposit accounts held by Hartman REIT Operating Partnership II, L.P., all intangible assets specific to or used in connection with the properties, and an assignment of rents related to such properties. We believe the fair market value of these properties was approximately $62,000,000 at the time the loan was put in place. We may prepay the loan after July 1, 2005 without penalty. We must pay a prepayment fee equal to one percent of the outstanding principal balance under the facility if we prepay the note prior to July 1, 2005. As of March 31, 2005, the outstanding principal balance under this facility was $34,440,000.

We are required to make monthly interest payments under this credit facility. During the initial term of the note, indebtedness under the credit facility will bear interest at LIBOR plus 2.5% computed on the basis of a 360 day year, adjusted monthly. The interest rate was 5.22% as of March 31, 2005. We are not required to make any principal payments prior to the loan’s maturity. The credit facility will mature on January 1, 2006, though we have the option, subject to certain conditions, of extending the facility for an additional two-year period. In no event shall the interest rate be lower than 3.82% during the initial term or lower than 4.32% during the extension term.

In addition, Hartman REIT Operating Partnership II, L.P. entered into certain covenants pursuant to the credit facility which, among other things, require it to maintain specified levels of insurance and use the properties securing the note only for retail, light industrial, office, warehouse and commercial office uses. The facility also limits, without the approval of the lender, this wholly-owned subsidiary’s ability to:

•	acquire additional material assets;

•	merge or consolidate with any other entity;

•	engage in any other business or activity other than the ownership, operation and maintenance of the properties securing the note;

•	make certain investments;

•	incur, assume or guarantee additional indebtedness;

•	grant certain liens; and

•	loan money to others.

The security documents related to the note contain a covenant which requires Hartman REIT Operating Partnership II, L.P. to maintain adequate capital in light of its contemplated business operations. We believe that this covenant and the other restrictions provided for in our credit facility will not affect or limit Hartman REIT Operating Partnership II, L.P.’s ability to make distributions us. The note and the security documents related thereto also contain customary events of default, including, without limitation, payment defaults, bankruptcy-related defaults and breach of covenant defaults. These covenants only apply to Hartman REIT Operating Partnership II, L.P. and do not impact the other operations of the Operating Partnership, including the operation of our 17 properties which do not secure this debt.

On June 30, 2003, the Operating Partnership entered into a $25,000,000 loan agreement with Union Planter’s Bank, N.A. pursuant to which the Operating Partnership may, subject to the satisfaction of certain conditions, borrow funds to acquire additional income producing properties. The revolving loan agreement terminates in June, 2005 and provides for interest payments at a rate, adjusted monthly, of either (at the Operating Partnership’s option) 30-day LIBOR plus 225 basis points, or Union Planter’s Bank, N.A.’s prime rate less 50 basis points, with either rate subject to a floor of 3.75% per annum. The loan is secured by unencumbered properties currently directly owned by the Operating Partnership as well as those to be acquired with the proceeds drawn from the facility and all improvements, equipment, fixtures, building materials, consumer goods, furnishings, inventory and articles of personal property related thereto, together with all water rights, timber crops and mineral interests pertaining to the acquired properties, all deposits, bank accounts, instruments arising in virtue of transactions related to the acquired properties, all proceeds from insurance, takings or litigation arising out of the acquired properties and all leases, rents, royalties and profits or other benefits of the acquired properties. As of March 31, 2005, the outstanding balance under this facility was $19,350,000. After the end of the quarter, we made additional principal payments on this debt of $700,000 funded by proceeds from our ongoing Public Offering, leaving an outstanding balance as of May 5, 2005 of $18,650,000. We are required to make monthly payments of interest only, with the principal and all accrued unpaid interest being due at maturity of the loan on June 30, 2005. The loan may be prepaid at any time without penalty. We presently expect to refinance the remaining balance due on or before the maturity of this facility.

In addition, the Operating Partnership entered into certain covenants pursuant to the loan agreement which, among other things, require it to maintain specified levels of insurance. The facility also limits, among other things, the Operating Partnership’s ability to, without the approval of the lender:

•	declare or pay any distribution during the continuance of a default or event of default;

•	acquire, consolidate with or merge into any other entity;

•	permit a material change in the management group;

•	engage in any other business or activity other than the ownership, operation and maintenance of the properties securing the note;

•	change the general character of its business;

•	materially change accounting practices, methods or standards;

•	sell, lease, transfer, convey or otherwise dispose of a material part of its assets other than in the ordinary course of business;

•	form any new subsidiary or acquire all of the assets of a third party;

•	permit its net worth to be less than $70,000,000;

•	permit the combined occupancy of the properties securing the loan to be less than 86%;

•	make certain investments;

•	incur, assume, guarantee or alter the terms of certain additional indebtedness;

•	grant certain liens; and

•	loan money to others.

The loan agreement and the security documents related thereto also contain customary events of default, including, without limitation, payment defaults, bankruptcy-related defaults, environmental defaults, material uninsured judgment defaults and defaults for breaches of covenant or representations.

In connection with the purchase of the Windsor Park property in December 2003, we assumed a note payable in the amount of $6,550,000 secured by the property. The balance at March 31, 2005 was $5,970,874. The note is payable in equal monthly installments of principal and interest of $80,445, with interest at the rate of 8.34% per annum. The balance of the note is payable in full on December 1, 2006.

Capital Expenditures. We currently do not expect to make significant capital expenditures or any significant improvements to any of our currently owned properties during the next 12 months. However, we may have unexpected capital expenditures or improvements on our existing assets. Additionally, we intend to continue our ongoing acquisition strategy of acquiring properties (generally in the $1,000,000 to $10,000,000 value range) in the Houston and San Antonio, Texas metropolitan areas, where we believe opportunities exist for acceptable investment returns, and we may incur significant capital expenditures or make significant improvements in connection with any properties we may acquire.

Total Contractual Cash Obligations. A summary of our contractual cash obligations, as of March 31, 2005 is as follows:

Payment due by period
Contractual Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Long-Term Debt Obligations	$60,062,756	$20,095,508	$39,967,248	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	—	—	—	—	—
Total	$60,062,756	$20,095,508	$39,967,248	—	—

We have no commercial commitments such as lines of credit or guarantees that might result from a contingent event that would require our performance pursuant to a funding commitment.

Property Acquisitions. During 2004, the Company acquired from an unrelated party one multi-tenant retail center comprising approximately 95,032 square feet of GLA. The property was acquired for cash in the amount of approximately $8,900,000.

During 2005, the Company acquired from an unrelated party one multi-tenant office building comprising approximately 106,169 square feet of GLA. The property was acquired for cash in the amount of approximately $5,500,000.

Common Share Distributions. We declared the following distributions to our shareholders with respect to 2004 and the first quarter of 2005, payable in three monthly installments after the end of each respective quarter:

Month Paid or Payable	Total Amount of Distributions Paid or Payable	Distributions Per Share
April 2004	$408,762	$0.0583
May 2004	408,762	0.0583
June 2004	409,253	0.0584
July 2004	408,762	0.0583
August 2004	408,762	0.0583
September 2004	409,253	0.0584
October 2004	408,692	0.0583
November 2004	408,692	0.0583
December 2004	409,392	0.0584
January 2005	408,692	0.0583
February 2005	408,692	0.0583
March 2005	412,897	0.0589
April 2005	412,931	0.0589
May 2005	429,416	0.0589
June 2005	439,453	0.0590
Average Per Quarter		====== $0.17546

The following sets forth the tax status of the amounts we distributed to shareholders during 2000 through 2004:

Tax Status	2004	2003	2002	2001	2000
Ordinary income	67.7%	24.8%	85.1%	70.5%	75.9%
Return of capital	32.3%	75.2%	14.9%	29.5%	24.1%
Capital gain	-	-	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%

OP Unit Distributions. The Operating Partnership declared the following distributions to holders of its OP Units, including HCP, with respect to 2004 and the first quarter of 2005, payable in three monthly installments after the end of each respective quarter:

Month Paid or Payable	Total Amount of Distributions Paid or Payable	Distributions Per Share
April 2004	$726,368	$0.0583
May 2004	726,368	0.0583
June 2004	727,240	0.0584
July 2004	726,368	0.0583
August 2004	726,368	0.0583
September 2004	727,240	0.0584
October 2004	726,243	0.0583
November 2004	726,243	0.0583
December 2004	727,488	0.0584
January 2005	726,243	0.0583
February 2005	726,243	0.0583
March 2005	733,717	0.0589
April 2005	733,748	0.0589
May 2005	748,498	0.0589
June 2005	758,154	0.0590
Average Per Quarter		===== $0.17546

Results of Operations

Quarter Ended March 31, 2005 Compared to Quarter Ended March 31, 2004

General.

The following table provides a general comparison of our results of operations for the quarters ended March 31, 2004 and March 31, 2005:

	March 31, 2004	March 31, 2005
Number of properties owned and operated	33	35
Aggregate gross leasable area (sq. ft.)	2,540,031	2,741,232
Occupancy rate	87%	86%
Total revenues	$5,486,426	$6,312,640
Total expenses	$4,101,619	$4,790,959
Income before minority interests	$1,384,807	$1,521,681
Minority interests in the Operating Partnership	($ 645,689)	($ 697,237)
Net income	$739,118	$824,444

Revenues.

We had rental income, tenant reimbursements and other income of $6,312,640 for the three months ended March 31, 2005, as compared to revenues of $5,486,426 for the three months ended March 31, 2004, an increase of $826,214, or 15%. Substantially all of our revenues are derived from rents received from the use of our properties. The increase in our revenues during the first quarter of 2005 as compared to the first quarter of 2004 was due primarily to two factors. The tenant reimbursements component of revenues was $1,359,938 for the three months ended March 31, 2005, as compared to $917,700 for the three months ended March 31, 2004, an increase of $442,238. The increase was due primarily to an adjustment made in the first quarter of 2005 to an estimate of accrued tenant reimbursements. A similar adjustment to accrued tenant reimbursements was reflected in the second quarter of 2004 rather than the first quarter. The other factor was revenue from an additional property we acquired in 2004. Our occupancy rate at March 31, 2005 was 86%, as compared to 87% at March 31, 2004 and our average annualized revenue was $9.36 per square foot in the first quarter of 2005, as compared to an average annualized revenue of $8.64 per square foot in the first quarter of 2004.

We had interest and other income of $175,509 for the three months ended March 31, 2005, as compared to $136,875 for the three months ended March 31, 2004, an increase of $38,634, or 28%. We hold all revenues and proceeds we receive from offerings and loans in money market accounts and other short-term, highly liquid investments. The increase in interest and other income during the first quarter of 2005 as compared to 2004 resulted primarily from increases in non-rent income such as late fees and deposit forfeitures.

Expenses.

Our total operating expenses, including interest expense and depreciation and amortization expense, were $4,790,959 for the three months ended March 31, 2005, as compared to $4,101,619 for the three months ended March 31, 2004, an increase of $689,340, or 17%. We expect that the dollar amount of operating expenses will increase as we acquire additional properties and expand our operations. However, we expect that general and administrative expenses as a percentage of total revenues will decline as we acquire additional properties. General and administrative expenses were approximately 5% of total revenues for the first quarter of 2005, as compared to approximately 6% of total revenues for the first quarter of 2004.

The increase in our operating expenses during the first quarter of 2005 was a result of increased maintenance ($65,051), interest ($201,510), real estate taxes, utilities, bad debt expense ($222,510) and depreciation ($81,869) and amortization expenses. This increase was partially offset by a slight decrease of $58,938 in insurance and general and administrative expenses.

The amount we pay the Management Company under our management agreement is based on our revenues and the number of leases the Management Company originates. As a result of our increased revenues in the first quarter of 2005, management fees were $359,003 in the first quarter of 2005, as compared to $324,138 in the first quarter of 2004, an increase of $34,865, or 11%. Our interest expense increased by $201,510, or 35%, in the first quarter of 2005 as compared to the first quarter of 2004. Our average outstanding debt increased from $54,236,468 in the first quarter of 2004 to $57,916,758 in the first quarter of 2005, and the average interest rate associated with this debt increased from 4.18% in the first quarter of 2004 to 5.30% in the first quarter of 2005. Finally, general and administrative expenses decreased $35,889, or 10%, in the first quarter of 2005 as compared to the first quarter of 2004.

Net Income.

Income provided by operating activities before minority interests was $1,521,681 for the quarter ended March 31, 2005, as compared to $1,384,807 for the quarter ended March 31, 2004, an increase of $136,874, or 10%. Net income for the quarter ended March 31, 2005 was $824,444, as compared to $739,118 for the quarter ended March 31, 2004, an increase of $85,326, or 12%.

Taxes

We elected to be taxed as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1999. As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. We believe that we are organized and operate in such a manner as to qualify to be taxed as a REIT, and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

Inflation

We anticipate that our leases will continue to be triple-net leases or otherwise provide that tenants pay for increases in operating expenses and will contain provisions that we believe will mitigate the effect of inflation. In addition, many of our leases are for terms of less than five years, which allows us to adjust rental rates to reflect inflation and other changing market conditions when the leases expire. Consequently, increases due to inflation, as well as ad valorem tax rate increases, generally do not have a significant adverse effect upon our operating results.

Environmental Matters

Our properties are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which our operations are conducted. From our inception, we have incurred no significant environmental costs, accrued liabilities or expenditures to mitigate or eliminate future environmental contamination.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of March 31, 2005 and December 31, 2004.

Item 3.   Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is the risk related to interest rate fluctuations. We will be exposed to changes in interest rates as a result of our credit facilities which have floating interest rates. As of March 31, 2005, we had $53,790,000 of indebtedness outstanding under these facilities. The impact of a 1% increase in interest rates on our debt would result in an increase in interest expense and a decrease in income before minority interests of approximately $537,900 annually.

Item 4.   Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities and Exchange Act, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2005. No change in our internal control over financial reporting occurred during the three-month period ended March 31, 2005 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II.   OTHER INFORMATION

Item 1.   Legal Proceedings

From time to time, we are subject to certain legal proceedings claims and disputes that arise in the ordinary course of our business. Although we cannot predict the outcomes of these legal proceedings, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Item 2.   Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

The Company’s Registration Statement on Form S-11 (SEC File No. 333-111674) was declared effective by the SEC on September 15, 2004 with respect to the ongoing Public Offering described in Note 9 to the Financial Statements included in Item 1 of this Report, of up to 10,000,000 shares of the Company’s common stock to the public at a price of $10 per share, plus up to 1,000,000 shares available for sale pursuant to our dividend reinvestment plan, to be offered at a price of $9.50 per share, and the Company commenced the Public Offering on such date.

The 10,000,000 shares offered to the public in the Public Offering are being offered to investors on a best efforts basis, which means that the broker-dealers participating in the offering are only required to use their best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares.

As of December 31, 2004, no shares had been issued pursuant to the Public Offering, because its terms provided that the Company would not admit new shareholders pursuant to the Public Offering, or receive any proceeds therefrom, until subscriptions aggregating at least $2,000,000 (200,000 shares) were received and accepted by the Company, not including shares sold to residents of either New York or Pennsylvania. As of December 31, 2004, the Company had received and accepted subscriptions for a total of 147,432 shares for gross offering proceeds of $1,474,320 held in escrow as of such date.

As of March 31, 2005, the Company had accepted subscriptions for an aggregate of 433,274 shares (not including any shares sold to residents of either New York or Pennsylvania) and, accordingly, 433,274 shares had been issued pursuant to the Public Offering as of such date with gross offering proceeds received of $4,332,459. The Company’s application of such gross offering proceeds through March 31, 2005 was as follows:

Description of Use of Offering Proceeds	Amount of Proceeds so Utilized
Selling Commissions paid to broker/ dealers not affiliated with D.H. Hill Securities , LLP	$226,851
Selling Discounts	$5,989
Dealer Manager Fee paid to D.H. Hill Securities , LLP	$108,178
Offering expense reimbursements paid to the Management Company	$108,178
Acquisition Fees paid to the Management Company	$86,542
Repayment of Line of Credit with Union Planters Bank	$1,550,000
Used for Working Capital	$1,598,818
Amounts temporarily invested in money market accounts pending final application of proceeds by the Company	$647,903

As reflected in the preceding table, $1,550,000 of these proceeds were applied during the quarter ended March 31, 2005 to reduce our balance under our line of credit with Union Planters Bank, N.A. This revolving loan agreement, under which the full balance is due for repayment June 30, 2005, provides for interest at a rate, adjusted monthly, of either (at our option) 30-day LIBOR plus 225 basis points, or Union Planter’s Bank, N.A.’s prime rate less 50 basis points, with either rate subject to a floor of 3.75% per annum. The effective interest rate as of March 31, 2005 was 5.11% per annum.

Item 3.   Defaults Upon Senior Securities

None.

Item 4.   Submission of Matters to a Vote of Security Holders

None.

Item 5.  Other Information

None.

Item 6.   Exhibits

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*
Certification of Chief Executive Officer Pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Pursuant to SEC Release 34-47551 this Exhibit is furnished to the Securities and Exchange Commission and shall not be deemed to be "filed" under the Securities and Exchange Act of 1934.

32.2*
Certification of Chief Financial Officer Pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Pursuant to SEC Release 34-47551 this Exhibit is furnished to the Securities and Exchange Commission and shall not be deemed to be "filed" under the Securities and Exchange Act of 1934.

*Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Hartman Commercial Properties REIT (Registrant)

Date: May 13, 2005	By:	/s/ Terry L. Henderson
Terry L. Henderson Chief Financial Officer (Authorized officer of the registrant and principal financial officer)